Exhibit

Exhibit Description

99.1	Announcement on 2015/01/05: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2015/01/06: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2015/01/06: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2015/01/09: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2015/01/09: Change of representative of juristic-person director

99.6	Announcement on 2015/01/19: To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of UMC Capital Corporation

99.7	Announcement on 2015/01/21: UMC will convene 4Q 2014 Investor Conference

99.8	Announcement on 2015/01/26: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2015/01/26: Represent subsidiary WAVETEK MICROELECTORNICS CORPORATION to announce related materials of merger with EPITRON TECHNOLOGY INC.

99.10	Announcement on 2015/01/09: December Revenue

99.11	Announcement on 2015/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/11/26~2015/01/05
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $5,613,000,280 NTD; total transaction price: $5,613,000,280 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/12/11~2015/01/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $1,057,531,089 NTD; total transaction price: $1,057,531,089 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/01/06~2015/01/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $578,001,020 NTD; total transaction price: $578,001,020 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/10/07~2015/01/09
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $872,329,900 NTD; total transaction price: $872,329,900 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

Change of representative of juristic-person director

1. Date of occurrence of the change: 2015/01/09
2. Name of juristic-person director/ supervisor: Silicon Integrated Systems Corp.
3. Name and resume of the replaced person: Shih-Wei Sun, Vice-Chairman of UMC
4. Name and resume of the replacement: J H Shyu, Senior Vice President of UMC
5. Reason for the change: Replacement of representative
6. Original term (from        to       ): from 2012/06/12 to 2015/06/11
7. Effective date of the new appointment: 2015/01/09
8. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of
UMC Capital Corporation

1. Name of the securities: common shares of PARADE TECHNOLOGIES LTD.
2. Trading date: 2014/06/19~2015/01/19
3. Trading volume, unit price, and total monetary amount of the transaction: Trading volume: 857,000 shares, unit price: NTD352.74, total monetary amount: NTD302,294,804
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD294,485,949
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 665,534 shares; amount: USD201,223.58; percentage of holdings: 0.88%; status of restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 1.20%; ratio of shareholder’s equity: 1.70%; the operational capital as shown in the most recent financial statement: NTD46,358,406,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction?: no
10. Any other matters that need to be specified: none

Exhibit 99.7

UMC will convene 4Q 2014 Investor Conference

1. Date of the investor conference: 2015/01/28
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q4 2014 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/12/29~2015/01/26
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $532,779,550 NTD; total transaction price: $532,779,550 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

Represent subsidiary WAVETEK MICROELECTORNICS CORPORATION to announce related materials of merger with EPITRON TECHNOLOGY INC.

1. Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): Merger
2. Date of occurrence of the event: 2015/01/26
3. Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): WAVETEK MICROELECTORNICS CORPORATION (”WAVETEK”, existing company) EPITRON TECHNOLOGY INC. (”EPITRON”, extinguished company)
4. Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): EPITRON TECHNOLOGY INC.
5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity: NA
6. Purpose/objective of the merger/acquisitionation: To reduce production costs and achieve better operational efficiency.
7. Anticipated benefits of the merger/acquisition: Integrating resources and enhancing competitive advantage in the industry so as to create better profitability and stronger shareholder value.
8. Effect of the merger or consolidation on net worth per share and earnings per share: In the long run, it will have stronger operational efficiency, shareholder value and business operation.
9. Share exchange ratio and basis of its calculation:

(1)Share exchange ratio: Each Wavetek newly issued share for 3.333 Epitron common shares.

(2)Basis of its calculation: Share exchange ratio is based on each financial report as of December 31, 2014 reviewed by the CPA, operation situations, P/B ratios, future development, other related factors and fairness opinion by independent experts etc.

10. Scheduled timetable for consummation: The merger record date is tentatively scheduled on April 1, 2015
11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: As of the merger record date, all the assets, debts on the book and rights and obligations of Epitron will be generally assumed by the existing Company.
12. Basic information of companies participating in the merger: Wavetek is a pure-player of III-V compound semiconductor wafer foundry services provider, serving the RFIC/MMIC industry. Epitron is dedicated to manufacture and sell of GaAs wafer.
13. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): NA
14. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: NA
15. Other important stipulations: NA
16. Do the directors have any objection to the present transaction?: None

Exhibit 99.10

United Microelectronics Corporation
January 9, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
December	Net sales	12,204,351	9,905,479	2,298,872	23.21%
Year-to-Date	Net sales	140,012,076	123,811,636	16,200,440	13.08%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	3,100,000	1,400,000	42,509,098
Note: 1. On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million, and the endorsement would be expired upon Nexpower’s refinancing. 2. On December 24, 2015, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions : None

Exhibit 99.11

United Microelectronics Corporation
For the month of December, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of	Number of shares as
		shares as of	of December 31,
Title	Name	November 30, 2014	2014	Changes
Chairman	Stan Hung	13,541,452	14,261,452	720,000
Chief Executive Officer	PW Yen	2,328,917	2,508,917	180,000
Senior Vice president	J H Shyu	285,380	375,380	90,000
Vice President	S C Chien	1,444,648	1,504,648	60,000
Vice President	SR Sheu	1,348,892	1,408,892	60,000
Vice President	M L Liao	1,525,809	1,585,809	60,000
Vice President	Jin Jwang Wu	0	14,000	14,000
Vice President	Steve Wang	0	46,000	46,000
Vice President	Arthur Kuo	0	30,000	30,000
Vice President	T R Yew	79,022	99,022	20,000
Vice President	TS Wu	60,809	120,809	60,000
Vice President	C C Hsu	342,068	462,068	120,000
Associate Vice President	H B Lu	480,425	500,425	20,000
Associate Vice President	Le Tien Jung	0	30,000	30,000
Associate Vice President	S F Tzou	1,129,108	1,469,108	340,000
Associate Vice President	Ji Fu Kung	110,741	150,741	40,000
Associate Vice President	Jerry CJ Hu	0	20,000	20,000
Associate Vice President	Jerry Chang	0	40,000	40,000
Associate Vice President	Yau Kae Sheu	0	40,000	40,000
Associate Vice President	Y S Shen	0	40,000	40,000
Associate Vice President	J Y Wu	191	40,191	40,000
Associate Vice President	Osbert Cheng	12,938	52,938	40,000
Chief Human Resources	Eric Chen	35,557	95,557	60,000
Officer
Chief Financial Officer	Chitung Liu	580,217	640,217	60,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares		Number of shares
		pledged as of		pledged as of
Title	Name	November 30, 2014		December 31, 2014	Changes
—	—	—	—	—